Exhibit 97

CRESCENT CAPITAL BDC, INC.

EXECUTIVE COMPENSATION RECOVERY POLICY

On June 9, 2023, the Securities and Exchange Commission (“SEC”) approved new listing standards (“Listing Standards”) that were proposed by The Nasdaq Stock Market (“Nasdaq”). The new Listing Standards require listed companies to adopt and comply with a written policy providing for the recovery, in the event of a required accounting restatement, of incentive-based compensation received by current or former executive officers where that compensation is based on erroneously reported financial information (a “recovery policy”). The Listing Standards are effective on October 2, 2023 (the “Effective Date”) and companies have until December 1, 2023 to adopt their recovery policy. Recovery policies will apply to erroneously awarded incentive-based compensation received (as defined in the Listing Standards) after the Effective Date. As a Nasdaq-listed company, Crescent Capital BDC, Inc. (the “Company”) is adopting these policies and procedures (this “Policy”) to meet the new Listing Standards requiring the adoption of a recovery policy.

The Listing Standards are required by new Rule 10D-1, as adopted on October 26, 2022, pursuant to the requirements of Section 10D of the Securities Exchange Act of 1934 (added by Section 954 of the Dodd-Frank Act). Rule 10D-1 requires public companies to implement a recovery policy to recover or “claw back” erroneously awarded incentive-based compensation from current and former executive officers in the event of an accounting restatement, regardless of executive officer fault.

Rule 10D-1 and the Nasdaq Listing Standards also require listed companies to:

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File their recovery policies as exhibits to their annual reports on Form 10-K (pursuant to Item 601(b)(97) of Regulation S-K);
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Indicate by check box on the cover of their Form 10-K whether the filing includes accounting restatements, and whether such restatements necessitated a recovery analysis under the recovery policy; and
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Disclose any actions taken pursuant to the recovery policy (including the adoption of a new policy in accordance with SEC rules) (pursuant to Item 402(w) of Regulation S-K).

Listed companies may not indemnify any executive officer (or former executive officer) against loss of erroneously awarded compensation under the recovery policy, including a prohibition on companies paying for or reimbursing for the cost of any third-party insurance policy intended to fund potential recovery obligations or modifying current compensation arrangements or taking other actions that would amount to de facto indemnification.

The foregoing requirements apply to listed externally-managed business development companies (“BDCs”) even though such BDCs typically do not have their own employees (i.e., its executive officers are employed by, and receive their compensation from, the external investment adviser) and typically do not pay any incentive-based compensation that would be subject to the claw-back requirements in the event of an accounting restatement.

DEFINITIONS

Executive Officer: The Company’s principal executive officer, president, principal financial officer, principal accounting officer (or, if there is no such accounting officer, the controller), any vice president in charge of a principal business unit, division or function (such as sale, administration or finance) or any other officer or person who performs a “policy-making” function for the Company.

Financial Reporting Measures: Measures that are: (i) determined and presented in accordance with the accounting principles used in preparing the company’s financial statements, and (ii) any measures that are derived wholly or in part from such measures. Financial reporting measures also include stock price and total shareholder return (“TSR”). Financial reporting measures include, but are not limited to: revenues; net income; operating income; net assets or net asset value per share; earnings before interest, taxes, depreciation and amortization (EBITDA); funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an accounting restatement; and tax basis income.

Incentive-Based Compensation: Any compensation from the Company to an Executive Officer that is granted, earned or vested based wholly or in part upon the attainment of a Financial Reporting Measure. Compensation that is entirely discretionary would not be “Incentive-Based Compensation” for these purposes. Additionally, for externally-managed BDCs that are subject to the Listing Standards, compensation received by an Executive Officer from the investment adviser to the BDC or its affiliate, and not the BDC itself, is not “Incentive-Based Compensation” for these purposes.

Restatement Date: The date the Company’s Audit Committee concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement; or the date a court, regulator or other legally authorized body directs the Company to prepare an accounting restatement.

Recovery Amount: The gross (i.e., pre-tax) amount of Incentive-Based Compensation that is in excess of the amount that otherwise would have been received had it been determined based on the financial restatement. For Incentive-Based Compensation based on stock price or TSR, the Recovery Amount must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or TSR upon which the Incentive-based Compensation was received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

Compensation Date: The date the Financial Reporting Measure specified in the compensation award is attained, even if the payment or grant of the compensation occurs after the end of that period.

RECOVERY POLICY

As an externally-managed BDC, the Company does not currently pay and does not expect to pay any Incentive-Based Compensation that could be subject to this Policy. Nonetheless, the Company is adopting this Policy in order to comply with the requirements of Rule 10D-1 and the Nasdaq Listing Standards. To the extent applicable, the Company will require the reasonably prompt reimbursement or forfeiture of Recovery Amount of any Incentive-Based Compensation awarded to any Executive Officer by the Company in the event that the Company is required to prepare an accounting restatement due to the material noncompliance by the Company with any financial reporting requirement under the U.S. securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

Recovery pursuant to this this Policy will apply to any Incentive-Based Compensation received by an Executive Officer from the Company on the Compensation Date:

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After beginning service as an Executive Officer;
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Who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation;
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While the Company has a class of securities listed on a national securities exchange or a national securities association; and
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During the three completed fiscal years immediately preceding the date that the Company is required to prepare an accounting restatement section.

In addition, this Policy will apply to any transition period that results from a change in the Company’s fiscal year within or immediately following those three completed fiscal years. A transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to 12 months is deemed a completed fiscal year.

The Company may exercise discretion regarding the appropriate means of recovery as long as the means are permitted by law and Recovery Amount is recovered reasonably promptly.

Any Recovery Amounts must be recovered reasonably promptly after a Restatement Date, except to the extent that the Company’s Audit Committee has made a determination that recovery would be impracticable because:

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The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered, provided that before concluding that it would be impracticable to recover any Recovery Amount based on the expense of enforcement, the Company will make a reasonable attempt to recover such Recovery Amount, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq;
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Recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that before concluding that it would be impracticable to recover any Recovery Amount based on violation of home country law, the Company will obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and will provide such opinion to Nasdaq; or

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Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

DISCLOSURE REQUIREMENTS

In the event that the Company is required to prepare an accounting restatement, the Company’s Disclosure Team will ensure that the check box on the cover of the Company’s Form 10-K indicates whether the filing includes any accounting restatements, and whether any of those restatements necessitated a recovery analysis under this Policy.

The Company’s Disclosure Team will also ensure that its filings include the requisite disclosures with respect to any actions taken pursuant to this Policy, including, as applicable, any Restatement Date, the aggregate Recovery Amounts attributable to a restatement, information on aggregate Recovery Amounts still outstanding and details regarding reliance on an impracticability exception.

The Company will ensure that a copy of this Policy is properly included as an exhibit to the Company’s Form 10-K filings.

Adopted: November 2, 2023